SEC FILE NUMBER 000-50990
CUSIP NUMBER 891777104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tower Group International, Ltd.

Full Name of Registrant

Tower Group, Inc.

Former Name if Applicable

Bermuda Commercial Bank Building, 19 Par-La-Ville Road

Address of Principal Executive Office (Street and Number)

Hamilton, HM 11

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on November 13, 2013, Tower Group International, Ltd. (“Tower”) was unable to timely file its Form 10-Q for the quarterly period ended September 30, 2013 (the “Third Quarter 2013 Form 10-Q”) due to the additional time needed to review matters relating to Tower’s estimate of its loss reserves and the related impact to the recoverability of its goodwill and deferred tax assets. On February 12, 2014, Tower filed with the Securities and Exchange Commission (the “SEC”) the Third Quarter 2013 Form 10-Q. The preparation of the Third Quarter 2013 Form 10-Q required Tower to commit a significant amount of time and extensive accounting resources, and as a result, the process for preparing Tower’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) was delayed for an extended period of time.

In addition, on January 3, 2014, Tower entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ACP Re Ltd. (“ACP Re”), and a wholly-owned subsidiary of ACP Re (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, it is expected that Merger Sub will merge with and into Tower (the “Merger”), with Tower as the surviving corporation in the Merger and a wholly owned subsidiary of ACP Re. Tower’s management, accounting and legal personnel devoted significant resources toward negotiating the Merger Agreement and related agreements subsequent to the Merger Agreement, including among others two cut-through reinsurance agreements, and drafting Tower’s proxy statement in connection with the Merger. Tower is also continuing to devote significant resources toward developing regulatory filings associated with the Merger Agreement.

As a result, Tower is unable to timely file its 2013 Form 10-K without unreasonable effort or expense, and Tower could not eliminate the reasons causing the inability to file the 2013 Form 10-K timely without unreasonable effort or expense. Tower is continuing to work diligently on the completion of its 2013 Form 10-K and currently anticipates that it will be filed with the SEC by approximately the end of March 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Hitselberger	(212)	655-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 7, 2013, Tower issued a press release announcing that it completed a comprehensive review of its loss reserves as of June 30, 2013. As a result of such review, Tower strengthened loss reserves by approximately $365 million, primarily for accident years 2009 through 2011 in commercial insurance lines of business, including workers’ compensation, commercial multi-peril, commercial auto and other liability lines. The reserve strengthening reflects adverse loss emergence identified during the second quarter of 2013 coupled with changes in judgment, including actuarial factors. In addition, Tower reported a non-cash goodwill impairment charge of approximately $215 million for the second quarter of 2013, which represents all goodwill associated with the commercial and specialty and reinsurance segments.

On February 11, 2014, Tower publicly released its results of operations for the period ended September 30, 2013. Tower reported third quarter 2013 net loss attributable to common shareholders of $(347.6) million or ($6.08) per diluted share, compared to third quarter 2012 net income attributable to common shareholders of $21.6 million or $0.50 per diluted share.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2013, Tower disclosed that it did not maintain effective controls over the loss reserving, premium receivable and long-lived tangible and intangible assets, that control deficiencies in these areas could result in misstatements of the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, that these controls deficiencies constitute material weaknesses and as a result that its internal control over financial reporting was not effective as of September 30, 2013. Specifically, Tower did not evaluate all the triggering events indicating that the carrying value of its long-lived tangible and intangible assets may not be recoverable during the three months ended September 30, 2013. The long-lived tangible and intangible assets include furniture, leasehold improvements, computer equipment, software, including internally developed software, and agency force lists. Prior to the issuance of the interim financial information for the period ended September 30, 2013, Tower became aware of the potential for a material modification to the interim financial information and performed the impairment evaluation and concluded that its long-lived tangible and some intangible assets were impaired during the three month period ended September 30, 2013 and recorded a non-cash charge of $125.8 million and $17.6 million, respectively, in the consolidated statement of operations.

Tower Group International, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2014	By	/s/ William E. Hitselberger William E. Hitselberger Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.